Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated February 26, 2018, except for Notes 2, 4, 8, 13, 20, 21, 22, and 23, as to which the date is September 10, 2018, with respect to the consolidated financial statements and schedule of Westinghouse Air Brake Technologies Corporation, and the use of our report dated February 26, 2018, with respect to the effectiveness of internal control over financial reporting of Westinghouse Air Brake Technologies Corporation, included in the Registration Statement (Form S-1) and related Prospectus of Transportation Systems Holdings Inc. for the registration of shares of its common stock.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
January 24, 2019